

SECURITIES AND EXCHANGE COMMISSION

05040894

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/24

SEC FILE NUMBER
8- 66380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.G. KAISER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 GREENWICH STREET #238
(No. and Street)

NEW YORK (City) NY (State) 10007-1049 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION



SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH, D.C. 179
SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kelleher Petzold & Co, CPA, LLC
(Name – *if individual, state last, first, middle name*)

110 Hwy 35 (Address) RED BANK (City) NJ (State) (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RALPH GUNTHER KAISER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. G. KAISER LLC, as of February 23, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JOSEPH T. PETZOLD
A Notary Public of New Jersey
My Commission Expires 10/15/2009

Notary Public

Ralph Kaiser
Signature

CHAIRMAN
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.G. KAISER, L.L.C.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

TABLE OF CONTENTS

KELLEHER, PETZOLD & CO.
CERTIFIED PUBLIC ACCOUNTANTS
110 STATE HIGHWAY 35
RED BANK, NJ 07701
TEL. (732) 747-8660
FAX (732) 747-6892

Independent Auditor's Report

To The Members
R.G. Kaiser, L.L.C.
New York, NY 10016

We have audited the accompanying statement of financial condition of R.G. Kaiser, L.L.C. as of December 31, 2004 and the related statements of income, changes in owner's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.G. Kaiser, L.L.C. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kelleher, Petzold & Co. CPA, L.L.C.
Red Bank, New Jersey
February 18, 2004

R.G. KAISER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$15,689
ACCOUNTS RECEIVABLE	9,655
TOTAL CURRENT ASSETS	25,344
SECURITY DEPOSIT	2,612
EQUIPMENT , AT COST, LESS ACCUMULATED DEPRECIATION	30,251
	$58,207

LIABILITIES AND OWNER'S CAPITAL

ACCOUNTS PAYABLE	$2,000
TOTAL CURRENT LIABILITIES	2,000
OWNER'S CAPITAL	56,207
	$58,207

SEE ACCOUNTANT'S REPORT

R. G. KAISER, L.L.C., L.L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
COMMISSIONS	$25,494
INTEREST INCOME	10
TOTAL REVENUE	25,504
EXPENSES	
BANK SERVICE CHARGES	285
DEPRECIATION	1,592
DUES	7,725
INSURANCE	760
MEALS AND ENTERTAINMENT	4,117
OFFICE	7,166
OUTSIDE SERVICES	1,240
POSTAGE	643
PROFESSIONAL DEVELOPMENT	851
PROFESSIONAL FEES	4,293
RENT	7,230
REPAIRS & MAINTENANCE	292
TRAVEL	20,352
UTILITIES	3,714
TOTAL EXPENSES	60,260
NET LOSS	($34,756)

SEE ACCOUNTANT'S REPORT

R.G. KAISER, L.L.C.
STATEMENT OF CHANGES IN
SOLE PROPRIETORS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

SOLE PRPPRIETORS' CAPITAL,BEGINNING OF YEAR	$0
ADDITIONS	90,963
NET LOSS	(34,756)
SOLE PRPPRIETORS' CAPITAL, END OF YEAR	$56,207

SEE ACCOUNTANT'S REPORT

R.G. KAISER, L.L.C.
STATEMENT OF CHANGES IN
SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

SUBORDINATED BORROWINGS AT JANUARY 1, 2004	$0
INCREASES:	
DECREASES:	
SUBORDINATED BORROWINGS AT DECEMBER 31, 2004	$0

SEE ACCOUNTANT'S REPORT

R.G. KAISER, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
NET LOSS	($34,756)
ADD (DEDUCT) ITEMS NOT AFFECTING CASH IN THE PERIOD	
DEPRECIATION	1,592
INCREASE IN ACCOUNTS RECEIVABLE	(9,655)
INCREASE IN ACCOUNTS PAYABLE	2,000
NET CASH FROM OPERATING ACTIVITIES	(40,819)
CASH FLOWS FROM FINANCING ACTIVITIES	
INCREASE IN SECURITY DEPOSIT	(2,612)
INCREASE IN EQUIPMENT	(31,843)
INCREASE IN OWNER'S CAPITAL	90,963
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	56,508
NET INCREASE IN CASH	15,689
CASH, BEGINNING OF YEAR	0
CASH, END OF YEAR	$15,689

SEE ACCOUNTANT'S REPORT

R. G. Kaiser, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 - Significant Accounting Policies

Basis of Accounting

R. G. Kaiser, L.L.C. is engaged in the securities business and is organized under the laws of the State of New York as a limited liability company. The L.L.C.'s financial statements are presented on the accrual basis of accounting.

Income Taxes

The L.L.C. is not subject to income taxes as a separate entity. Taxes on income of the L.L.C. are determined by the owner's circumstances and based on the individual income tax returns of the owner.

Equipment

Depreciation of equipment is provided by the double declining balance method over the following estimated lives:

Equipment	5 Years

Expenditures for maintenance and repairs are charged against operations. Renewals and betterment's that materially extend the life of an asset are capitalized.